UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2021

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Report on Issuance of Securities (Spin-off)

As of November 1, 2021, SK Telecom Co., Ltd. (the “Company” or “SK Telecom”) completed the spin-off (the “Spin-off”) of its business of managing the equity interests in certain investees engaged in, among other things, semiconductor and new information and communication technologies businesses and making new investments (the “Spin-off Businesses”) into a newly established company, SK Square Co., Ltd. (“SK Square”).

I.	Spin-off Schedule

Event	Date
Resolution of the Company’s board of directors to approve the Spin-off	June 10, 2021

Date of filing of the Report of Material Event	June 10, 2021

Record date for determination of shareholders for the extraordinary meeting of the Company’s shareholders to approve the Spin-off plan (the “Spin-off EGM”)	July 16, 2021

Date of filing of the Securities Registration Statement	July 16, 2021

Date of notice and public announcement of the Spin-off EGM	September 14, 2021

Date of the Spin-off EGM	October 12, 2021

Record date for determination of shareholders to receive shares of SK Square (the “Spin-Off Allocation Record Date”)	October 29, 2021

Date of the Spin-off	November 1, 2021

Resolution of the Company’s board of directors in lieu of meeting of the Company’s shareholders for report of the Spin-off and inaugural meeting of shareholders of SK Square and public announcement thereof	November 1, 2021

Registration of the Spin-off	November 2, 2021

Trading suspension period of the Company’s shares (tentative)	October 26, 2021 – November 26, 2021

Date of modified listing of the Company and listing of SK Square (tentative)	November 29, 2021

Notes:

(1)	The above schedule may be subject to change based on relevant laws and regulations and/or consultation with relevant governmental authorities, as well as the circumstances of the Company.
(2)

The statement of financial position and certain other documents relating to the Spin-off Businesses are available for inspection at the head office of the Company beginning two weeks prior to the date of the Spin-off EGM and until the date which is six months from the date of registration of the Spin-off.

(3)

A stock split pursuant to which the par value of the Company’s common stock changed from Won 500 per share to Won 100 per share (the “Stock Split”) was approved at the Spin-off EGM, and went into effect as of October 28, 2021.

II.	Change in Share Ownership by Large Shareholders, etc.

Name	Type of Shares	Prior to the Spin-off(1)		After the Spin-off(2)
		SK Telecom		SK Telecom		SK Square
		Number	Ownership (%)	Number	Ownership (%)	Number	Ownership (%)
SK Inc.	Common shares	108,120,600	30.01	65,668,397	30.01	42,452,202	30.01
SK Telecom	Common shares	—	—	—	—	773,986	0.55
Tae-won Chey	Common shares	500	0.00	303	0.00	196	0.00
Dong Hyun Jang	Common shares	1,255	0.00	762	0.00	492	0.00
Jung Ho Park	Common shares	18,000	0.00	10,932	0.00	7,067	0.00
Young Sang Ryu(1)	Common shares	5,500	0.00	3,340	0.00	2,159	0.00
Yong-Hak Kim	Common shares	500	0.00	303	0.00	196	0.00
Seok-Dong Kim	Common shares	500	0.00	303	0.00	196	0.00
Youngmin Yoon	Common shares	500	0.00	303	0.00	196	0.00
Jung Ho Ahn(1)	Common shares	500	0.00	303	0.00	196	0.00
Junmo Kim	Common shares	500	0.00	303	0.00	196	0.00
Kyu Nam Choi(1)	Common shares	750	0.00	455	0.00	294	0.00
Poong Young Yoon(3)	Common shares	—	—	2,733	0.00	1,766	0.00

Total		108,149,105	30.02	65,688,437	30.02	43,239,142	30.56

Notes:

(1)	As of the day immediately prior to the effective date of the Spin-off. Compared to the information in the Securities Registration Statement, the following changes have occurred:
•	Kyu Nam Choi was appointed as a non-executive director of the Company on October 12, 2021.
•	100 common shares (prior to the Stock Split) of the Company were awarded to each of Jung Ho Park and Young Sang Ryu as bonus payment on October 25, 2021.
•	The number of common shares increased as a result of the Stock Split as of October 28, 2021.
(2)

Calculated based on the number of shares and ownership of each shareholder as of the date of this report and the Spin-off ratio (taking into account fractional shares), which is subject to change as a result of any transactions of shares by the shareholders.

(3)	Poong Young Yoon was appointed as an inside director of SK Square on November 2, 2021.
(4)

On October 12, 2021, the board of directors of the Company resolved to approve the disposal of 520,000 treasury shares for the purpose of bonus payments. 505,250 treasury shares were so disposed as of October 25, 2021, as a result of which the number of treasury shares decreased from 899,500 shares to 394,250 shares. Following the Stock Split, the number of treasury shares increased to 1,971,250 shares as of October 28, 2021. As of November 2, 2021, the number of treasury shares decreased to 1,197,263 shares as a result of the Spin-off.

(5)

Because the 1,971,250 treasury shares of the Company constitute 0.55% of the Company’s total issued shares, the Company holds a 0.55% ownership in each of the Company and SK Square following the Spin-off. As a result, SK Inc., the largest shareholder of the Company, and its related parties collectively hold a 30.56% ownership in SK Square.

(6)	Any treasury shares to be acquired by SK Telecom or SK Square in the Spin-off due to the creation of fractional shares have been disregarded.

III.	Appraisal Rights

Pursuant to the Financial Investment Services and Capital Markets Act of Korea and the Korean Commercial Code, in the event that a listed company conducts a spin-off that is not a vertical spin-off and the company established as a result of such spin-off is not listed on a stock exchange, dissenting shareholders are entitled to appraisal rights. However, dissenting shareholders in the current Spin-off will not have any appraisal rights, because SK Square has received preliminary approval for listing its shares on the KRX KOSPI Market of the Korea Exchange and the shares are expected to be listed on November 29, 2021 (Article 165-5 of the Financial Investment Services and Capital Markets Act of Korea and Article 176-7 of its Enforcement Decree; Articles 530-2 through 530-11 of the Korean Commercial Code).

IV.	Creditor Protection Procedures

Pursuant to Article 530-9(1) of the Korean Commercial Code, there will be no applicable creditor protection procedures as the Company and SK Square will jointly be liable for the liabilities of the Company incurred prior to the Spin-off.

V.	Legal Proceedings

As of the date of this report, there are no pending legal proceedings that could impact the effectiveness of the Spin-off.

VI.	Allotment of New Shares

A. Allotment of New Shares

(i)	Subject of Allotment

Common shares of SK Square will be allotted to shareholders of record of the Company as of the Company Spin-Off Allocation Record Date.

(ii)	Allotment Ratio

The shares of SK Square will be allotted based on a ratio of 0.3926375 share of common stock of SK Square per one share of common stock of the Company (reflecting the effect of the Stock Split) (the “Share Allotment Ratio”).

The Stock Split was approved at the Spin-off EGM, and went into effect as of October 28, 2021. Please see the report on Form 6-K entitled “Decision on Stock Split” furnished by the Company on June 10, 2021 for more information.

The Share Allotment Ratio was calculated by multiplying (a) by (b), where:

(a)

= (x) the sum of the book value of the net assets (total assets minus total liabilities) of SK Square and the book value of its treasury shares divided by (y) the sum of the book value of net assets of the Company prior to the Spin-off and the book value of its treasury shares, based on the Company’s statement of financial position as of March 31, 2021, in each case reflecting applicable accounting treatments of the cancellation and disposal of the Company’s treasury shares that took place subsequent to March 31, 2021 pursuant to resolutions of the Company’s board of directors. The relevant details are as follows:

The book value of the net assets of SK Square = Won 6,829,883,747,132

The book value of the treasury shares of SK Square = Won 0

The book value of the net assets of the Company prior to the Spin-off = Won 17,191,290,842,696

The book value of the treasury shares of the Company prior to the Spin-off = Won 203,594,907,624

Therefore, (a) = (Won 6,829,883,747,132 + Won 0) / (Won 17,191,290,842,696 + Won 203,594,907,624) = 0.3926375

(b)

= the ratio of par value per share, which is calculated by dividing the par value of Won 100 per share of the Company immediately before the Spin-off by the par value of Won 100 per share of SK Square = 1.

(iii)	Spin-Off Allocation Record Date

October 29, 2021

(iv)	Expected Date of Trading of New Shares

November 29, 2021 (subject to change based on discussions with relevant authorities)

(v)	Method of Allotment

Shareholders of the Company (including Citibank N.A., the depositary for the American depositary receipts program of the Company) will receive newly issued shares of SK Square in proportion to the number of the Company’s shares they hold as of the Spin-off Allocation Record Date. Shares of SK Square shall also be allocated with respect to the Company’s treasury shares on the basis above.

(vi)	Initial Date for Dividends for SK Square Shares

November 1, 2021

B. Treatment of Fractional Shares

Shareholders of the Company who would otherwise be entitled to fractional shares will receive a cash payment in lieu thereof based upon the closing price of the newly issued shares of SK Square on the first day of its listing, and such fractional shares will become treasury shares of SK Square.

C. Listing of New Shares

SK Square submitted its preliminary application for the listing of its newly issued shares on the KRX KOSPI Market of the Korea Exchange in accordance with Article 39, Paragraph 1 of Listing Rules of the KRX KOSPI Market of the Korea Exchange. The Korea Exchange approved the preliminary application on July 8, 2021. SK Square will submit the formal application for listing on the KRX KOSPI Market of the Korea Exchange in accordance with Article 41, Paragraph 1 of Listing Rules of the KRX KOSPI Market of the Korea Exchange.

The Korea Exchange will review the formal application in accordance with Article 42, Paragraphs 2 through 5 of the Listing Rules of the KRX KOSPI Market of the Korea Exchange and approve the listing if all requirements have been satisfied.

The expected date of listing of SK Square shares and the date of modified listing of the Company’s shares are November 29, 2021, which may be subject to change based on further consultations with the relevant authorities.

VII.	Summary Financial Information

Spin-off Statement of Financial Position

(As of March 31, 2021)		(Unit: Won)
Line Items	Before the Spin-off	After the Spin-off
		SK Telecom	SK Square
Assets
Current Assets	5,017,245,986,214	4,629,263,563,093	387,982,423,121
Cash and cash equivalents	130,635,493,341	66,182,066,792	64,453,426,549
Short-term financial instruments	459,000,000,000	135,581,335,574	323,418,664,426
Short-term investment securities	31,835,290,000	31,835,290,000	—
Accounts receivable – trade, net	1,501,819,351,175	1,501,819,351,175	—
Short-term loans, net	69,788,842,200	69,788,842,200	—
Accounts receivable – other, net	591,197,870,497	591,139,640,102	58,230,395
Accrued income	418,845,262	373,088,494	45,756,768
Non-current assets held for sale	85,797,591,132	85,797,591,132	—
Contract assets	9,107,230,617	9,107,230,617	—
Advance payments	18,640,030,950	18,640,030,950	—
Prepaid expenses	2,053,771,317,735	2,053,764,972,752	6,344,983
Guarantee deposits	46,353,369,689	46,353,369,689	—
Derivative financial assets	8,704,000,000	8,704,000,000	—
Inventories, net	10,170,345,688	10,170,345,688	—
Other current assets	6,407,928	6,407,928	—
Non-Current Assets	26,770,237,354,651	20,311,217,128,910	6,538,959,221,283
Long-term financial instruments	354,000,000	354,000,000	—
Long-term investment securities	1,252,142,038,628	1,332,081,034,170	—
Investments in subsidiaries, associates and joint ventures	11,412,235,688,400	4,893,739,464,603	6,518,496,223,797
Property and equipment, net	8,815,605,576,510	8,795,142,579,024	20,462,997,486
Goodwill	1,306,236,298,549	1,306,236,298,549	—
Intangible assets, net	2,499,847,098,138	2,499,847,098,138	—
Long-term loans, net	421,205,400	421,205,400	—
Long-term accounts receivable – other	308,741,346,347	308,741,346,347	—
Long-term contract assets	23,123,565,117	23,123,565,117	—
Long-term prepaid expenses	939,435,745,969	939,435,745,969	—
Guarantee deposits	113,714,962,631	113,714,962,631	—
Long-term derivative financial assets	108,130,432,712	108,130,432,712	—
Other non-current assets	249,396,250	249,396,250	—

Total Assets	31,787,483,340,865	24,940,480,692,003	6,926,941,644,404

Liabilities
Current Liabilities	4,963,648,376,868	4,957,677,839,583	5,970,537,285
Accounts payable – other	1,856,307,559,079	1,856,163,215,556	144,343,523
Short-term advanced payments	—	—	—
Contract liabilities	85,077,665,675	85,077,665,675	—
Withholdings	721,806,877,054	721,526,706,410	280,170,644
Accrued expenses	694,711,763,818	689,265,291,848	5,446,471,970
Income tax payable	235,692,081,522	235,692,081,522	—
Provisions	49,693,088,086	49,693,088,086	—
Current portion of long-term debt, net	782,491,531,474	782,491,531,474	—
Lease liabilities	309,401,755,182	309,302,204,034	99,551,148

Line Items	Before the Spin-off	After the Spin-off
		SK Telecom	SK Square
Current portion of long-term payables – other	219,248,952,568	219,248,952,568	—
Other current liabilities	9,217,102,410	9,217,102,410	—
Non-Current Liabilities	9,632,544,121,301	9,541,456,761,314	91,087,359,987
Debentures, excluding current portion, net	6,260,120,470,163	6,260,120,470,163	—
Long-term borrowings, excluding current portion, net	6,425,251,939	6,425,251,939	—
Long-term payables – other	926,512,924,682	926,512,924,682	—
Long-term contract liabilities	7,200,211,500	7,200,211,500	—
Long-term derivative financial liabilities	431,538,861,423	342,925,861,423	88,613,000,000
Long-term lease liabilities	1,015,215,839,219	1,014,889,189,805	326,649,414
Long-term provisions	49,915,383,373	49,915,383,373	—
Deferred tax liabilities	849,965,581,440	849,189,003,599	776,577,841
Defined benefit liabilities	39,963,987,903	38,906,864,717	1,057,123,186
Other non-current liabilities	45,685,609,659	45,371,600,113	314,009,546

Total Liabilities	14,596,192,498,169	14,499,134,600,897	97,057,897,272

Shareholders’ Equity
Share capital	44,639,473,000	30,492,715,900	14,146,757,100
Capital surplus and others	2,211,947,115,473	(4,523,850,879,017)	6,815,736,990,032
Retained earnings	14,433,569,281,555	14,433,569,281,555	—
Reserves	501,134,972,668	501,134,972,668	—

Total Shareholders’ Equity	17,191,290,842,696	10,441,346,091,106	6,829,883,747,132

Total Liabilities and Shareholders’ Equity	31,787,483,340,865	24,940,480,692,003	6,926,941,644,404

Notes:

(1)	The statements of financial position after the Spin-off above remain subject to change as of the date of the Spin-off.
(2)

The statement of financial position before the Spin-off above reflects accounting treatments of the cancellation of 8,685,568 treasury shares and the disposal of 500 treasury shares of the Company that took place subsequent to March 31, 2021, each pursuant to resolutions of the Company’s board of directors, to the statement of financial position as of March 31, 2021. Such cancellation of treasury shares (with aggregate book value of Won 1,966.0 billion) decreased the Company’s treasury stock and retained earnings. The Company may decide to dispose some of the remaining 899,500 treasury shares held by the Company prior to the completion of the Spin-off and the listing of SK Square.

(3)

The statement of financial position before the Spin-off above reflects accounting treatment of the financial derivative liabilities arising from the execution of a certain shareholders’ agreement among the shareholders of T Map Mobility Co., Ltd. on April 8, 2021 (an increase of Won 88,613 million in non-current liabilities) to the statement of financial position as of March 31, 2021. Such liabilities are reflected as financial derivative liabilities of SK Square after the Spin-off.

(4)

As the portion of the treasury shares held by the Company before the Spin-off representing its equity interest in SK Square will be reclassified from the Company’s equity to assets, the total assets, total liabilities and total equity in the statement of financial position before the Spin-off differ from the sums of such amounts of the Company and SK Square after the Spin-off.

(5)

With respect to certain companies whose shares are held by the Company and, following the Spin-off, are held SK Square, the Company (i) made equity investments of Won 100 billion in Content Wavve Co., Ltd., USD 150 million in SKT TMT Investment Corp. and CHF 5 million in id Quantique SA after March 31, 2021 and before the date of the resolution of the Company’s board of directors to approve the Spin-off, and (ii) made equity investments of Won 4.9 billion in SK Telecom CS T1 Co., Ltd. and Won 45.7 billion in SparkPlus, Inc. between the date of the resolution of the Company’s board of directors to approve the Spin-off and the date of the Spin-off. Such investments are reflected as short-term financial instruments of SK Square.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Heejun Chung

(Signature)
Name: Heejun Chung
Title:	Senior Vice President

Date: November 2, 2021